ADM Endeavors, Inc.

2021 N. 3rd Street Bismarck, N.D. 58501 * (701) 224-9338

July 8, 2019

Via Edgar Only

Kate McHale

Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

RE:	ADM Endeavors, Inc.
Form 10-12G/A - Amendment No. 1
Filed June 21, 2019
File No. 000-56047

Dear Ms. McHale:

ADM Endeavors, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 2, 2019, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Form 10-12G/A Filed June 21, 2019

Critical Accounting Policies and Estimates

Derivative Instruments, page 9

1.	We have read your response to prior comment 6. Please further expand your disclosure to include the maturity date of the liability and the interest rate on the loan. Financial Statements, page F-1

Response: We have modified in the Financial Statements for the period ended December 31, 2019 for Derivative Instruments as follows:

Derivative Instruments

The conversion features embedded in the convertible notes were evaluated to determine if such conversion feature should be bifurcated from its host instrument and accounted for as a freestanding derivative. In the convertible notes with variable conversion terms, the conversion feature was accounted for as a derivative liability. The derivatives associated with the term convertible notes wert recognized as a discount to the debt instrument and the discount is amortized over the expected life of the notes with any excess of the derivative value over the note payable value recognized as additional interest expense at the issuance date.

The derivative liability was calculated using the Black-Scholes method over the expected terms of the convertible debt, with a risk-free rate of 2.45% and volatility of 100% as of December 31, 2018.

The note is convertible into common stock at a price of 35% of the lowest three trading prices during the ten days prior to conversion.

The convertible note originally matured in March 2019 and was extended to March 2020. The note had fees of approximately $53,000 which were amortized through March 2019 resulting in an effective interest rate of approximately 50%.

ADM Endeavors, Inc.

2021 N. 3rd Street Bismarck, N.D. 58501 * (701) 224-9338

2.	Please update your financial statements for the interim period ended March 31, 2019 in accordance with Rule 8-08 of Regulation S-X.

Response: We have included the interim period ended March 31, 2019, as requested.

Thank you for your assistance and review.

Sincerely,

/s/ Ardell Mees

Ardell Mees

Chief Executive Officer